SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ARS

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Commission file number 0-28092

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2455639
(I.R.S. Employer Identification No.)

MEDITECH Circle, Westwood, MA
(Address of Principal Executive Offices)

APR 1 2003

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [X] No [ ]

The market value of Common Stock, $1.00 par value, held by non-affiliates at June 30, 2002, was approximately $300 million.

There were 34,141,323 shares of Common Stock, $1.00 par value, outstanding at February 28, 2003.

Index to Form 10-K

Part I

Item 1 - Business

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2002 combined product and service revenue was $256 million. By the year's end MEDITECH had more than 2,000 employees, and over 1,700 active hospital customers throughout the U.S., Canada and the U.K., as well as a backlog of hospitals waiting implementation.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main hospital departments, the clinical laboratory which performs various diagnostic tests on blood and urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the onset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces.

COMPUTER HARDWARE

Software requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium- sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend is to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding ownership and restricting transfer, the license mandates the hospital hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on the total number of hospital beds a customer operates at all of its sites, and sets its implementation fee on the total number of sites. Large hospitals pay more than small hospitals, but incremental fees continue to diminish. The monthly service fees are always 1% of the product fees. A typical 250 bed acute care hospital might incur a $500,000 product fee, $100,000 implementation fee and a $5,000 monthly service fee. An order is booked and goes into the backlog when a signed software license and 10% of both front end fees are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. All MEDITECH staff work in five company owned facilities in the greater Boston area.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. The need for remote offices is thereby negated. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as creating a few more new products each year. The rest of the staff is developing a set of replacement products utilizing a new technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION PROCESS

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To preclude interruptions from normal hospital activities, MEDITECH mandates the hospital personnel come to the Boston area for intensive training sessions.

As training proceeds, the implementation staff will customize certain dictionaries to fit the specific need of the hospital's environment, provide interfaces to non-MEDITECH systems and to assist the hospital in converting data from legacy systems. In addition, the licensed software will be delivered, installed and tested on the customer's hardware. MEDITECH will utilize remote access communication technology to minimize or eliminate the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company owns or operates over 300 hospitals in the U.S., Canada, and the U.K. and has been MEDITECH's largest customer for some time. All of their hospitals operate with MEDITECH's clinical systems. They represented 12% of MEDITECH revenues in 2000, 11% in 2001 and 10% in 2002.

ACCESS TO SEC FILINGS

"www.meditech.com" is the Company's website address which provides access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments thereof just as soon as such reports are filed with the SEC. The reports so listed link to copies of the reports stored on Meditech's website.

"http://www.sec.gov/cgi-bin/browse-edgar?CIK=1011452&action=getcompany" may be used to access all of the Company's filings stored on the SEC's website instead.

In addition the Company will provide paper copies of these filings free of charge to its shareholders upon request..

ITEM 2 - Properties

As of December 31, 2002 the Company owned five facilities containing about 1.1 million square feet of space, all being well maintained Class A properties in the greater Boston area. The Company occupies 60% of the space and the remaining 40% is leased to various tenants. The Company has adequate space for its reasonable needs over the near future.

ITEM 3 - Legal Proceedings

There are no material pending legal proceedings against the Company.

ITEM 4 - Submission of Matters to a Vote of Security Holders

None.

PART II

ITEM 5 - Market for Registrant's Common Equity and Related Shareholder Matters

No trading market exists for the Company's Common Stock, and accordingly no high and low bid information or quotations are available with respect to the Company's Common Stock.

The sale, assignment, transfer, pledge or other disposition of any of the Company's Common Stock is subject to right of first refusal restrictions.

There are no shareholder agreements of any kind with the Company.

In February 2003, the Company sold a total of 263,884 shares of its common stock to certain employees for an aggregate consideration of $5,805,448.

At February 28, 2003, there were 1,221 shareholders of record of the Company's Common Stock and 34,141,323 shares outstanding.

The Company has paid quarterly cash dividends continuously since 1980. Dividends paid per share in the last five years are set forth within the table below.

ITEM 6 - Selected Financial Data

For the Five Years Ended December 31, 2002 (in thousands where applicable)

	1998	1999	2000	2001	2002
Full Year Operations:					
Total revenue	$203,813	$225,630	$216,873	$223,831	$256,197
Operating income	79,583	91,553	79,193	81,565	94,907
Net income	53,281	59,956	55,146	56,841	63,871
Average shares	32,405	32,784	33,132	33,460	33,760
Earnings per share	$1.64	$1.83	$1.66	$1.70	$1.89
Year End Position:					
Total assets	$266,600	$288,278	$306,093	$331,284	$354,809
Total liabilities	49,328	41,583	32,315	35,758	36,813
Shareholders' equity	217,272	246,695	273,778	295,526	317,996
Shares outstanding	32,531	32,915	33,255	33,576	33,877
Book value per share	$6.68	$7.49	$8.23	$8.80	$9.39
Other Financial Data:					
Working capital	$59,032	$92,130	$121,950	$145,778	$165,613
Cash flow from operations	59,788	74,158	59,333	66,253	81,967
Depreciation	10,078	7,900	7,987	8,257	8,634
Cash dividends per share	$.94	$1.00	$1.16	$1.24	$1.36

ITEM 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations:

Comparison of Fiscal Years ended December 31, 2001 and 2002:

Total revenue increased 14.5% from $223.8 million in 2001 to $256.2 million in 2002 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 13.4% from $142.3 million in 2001 to $161.3 million in 2002 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 16.4% from $81.6 million in 2001 to $94.9 million in 2002.

Other income, net of other expense, decreased from $11.2 million in 2001 to $7.6 million in 2002 due primarily to a $5.8 million write-down of certain marketable securities to their fair value, as they were deemed to be other than temporarily impaired during the fourth quarter ended December 31, 2002. The write-down was partially offset by a $2.3 million increase in rental and dividend income earnings. The Company's effective tax rate decreased from 39% in 2001 to 38% in 2002 primarily as a result of higher tax credit benefits.

Comparison of Fiscal Years ended December 31, 2000 and 2001:

Total revenue increased 3% from $216.9 million in 2000 to $223.8 million in 2001. Product revenues were down a nominal $1.1 million. Orders for products increased at an unusually high rate during 1999 as customers expedited their normal buying decisions to ensure Y2K compliance. Order levels dropped significantly during 2000 as a result. New orders for products to be delivered returned to normal, pre-Y2K, levels in 2001. Services provided to customers increased by $8.4 million and more than offset the decreased product revenues for the year.

Operating expenses increased 3% from $137.7 million in 2000 to $142.3 million in 2001 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 3% from $79.2 million in 2000 to $81.6 million in 2001.

Other income, net of other expense, decreased from $11.5 million in 2000 to $11.2 million in 2001 due primarily to decreased rental and interest income earnings. The Company's effective tax rate remained the same at 39% in 2001.

Liquidity and Capital Resources:

At December 31, 2002, the Company's cash, cash equivalents and marketable securities totaled $171 million. The marketable securities consisted primarily of preferred and common equities which can quickly be converted to cash. Cash flows from operations were $82 million in fiscal 2002, an increase of $16 million from the prior year. The increase was primarily attributable to the growth in revenue and other changes in working capital. The primary use in fiscal 2002 of cash generated by operating activities was the payment of $46 million in dividends, with the majority of the remaining $36 million invested in marketable securities.

MEDITECH has no long-term debt. Shareholders' equity at December 31, 2002 was $318 million. Additions to property, plant and equipment will continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating requirements.

Critical Accounting Policies:

All of our significant accounting policies are described in the accompanying notes to the financial statements included in Exhibit 99 of this report. We believe four of these constitute our most critical policies requiring estimates and judgements by management. Reference note 1(a) for revenue recognition, note 1(e) for allowance for doubtful accounts, note 2 for marketable securities and note 8 for income taxes.

ITEM 8 - Financial Statements and Supplementary Data

The audited Financial Statements are appended to this document as Exhibit 99.

OPERATING RESULTS BY QUARTER (Unaudited):

For the Two Years Ended December 31, 2002 (in thousands where applicable)

	1st Q	2nd Q	3rd Q	4th Q
Results for 2001:				
Total revenue	$49,000	$52,676	$56,035	$60,231
Operating income	16,868	19,808	21,334	23,555
Net income	11,645	13,499	15,005	16,692
Earnings per share	$.35	$.40	$.45	$.50
Results for 2002:				
Total revenue	$61,130	$65,103	$64,567	$65,397
Operating income	22,833	24,569	24,126	23,379
Net income	15,725	16,915	16,545	14,686
Earnings per share	$.47	$.50	$.49	$.43

Net income for the 4th quarter of 2002 was impacted by a $5.8 million write-down of certain marketable securities to their fair value.

ITEM 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Medical Information Technology, Inc. (the Company) had engaged Arthur Andersen LLP (AA), as the Company's independent certifying accountants since 1971. AA ceased their auditing practice during the year 2002. The reports of AA with respect to the Company for fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During fiscal years 2001 and 2000 and through October 23, 2002, there were no disagreements between the Company and AA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused AA to make reference to the subject matter of the disagreements in its report on the Company's financial statements for such years.

Pursuant to Item 304(a)(3) of Regulation S-K, AA would normally furnish us with a letter addressed to the SEC stating whether or not AA agrees with the above statements. The Company has attempted to obtain such letter. However, given the timing and circumstances surrounding AA's cessation of their audit practices out of their Boston office, none has been obtained.

On October 17, 2002, the Company engaged Ernst & Young, LLP as its independent certifying accountants for the year ending December 31, 2002. The appointment of Ernst & Young, LLP was approved by the Audit Committee of the Company's Board of Directors. During fiscal years ended December 31, 2001 and 2000 and the subsequent interim period commencing January 1, 2002, the Company did not consult with Ernst & Young, LLP regarding either the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement or reportable event with AA.

PART III

ITEM 10 - Directors and Executive Officers of the Registrant

All Directors are elected each year at the annual meeting of shareholders. All Officers are elected at the first meeting of the Board following the annual meeting of shareholders and hold office for one year. The positions held by each Director and Officer of the Company on February 28, 2003, are shown below. There are no family relationships among the following persons.

Director or Officer	Age	Position with the Company
A. Neil Pappalardo	60	Chairman, Chief Executive Officer and Director
Lawrence A. Polimeno	61	Vice Chairman and Director
Roland L. Driscoll	74	Director
Edward B. Roberts	67	Director
Morton E. Ruderman	66	Director
L. P. Dan Valente	72	Director
Howard Messing	50	President and Chief Operating Officer
Barbara A. Manzolillo	50	Treasurer, Chief Financial Officer and Clerk
Edward G. Pisinski	59	Senior Vice President
Christopher Anschuetz	50	Vice President
Robert S. Gale	56	Vice President
Steven B. Koretz	50	Vice President
Stuart N. Lefthes	49	Vice President
Joanne Wood	49	Vice President

The following is a description of the business experience during the past five years of each Director and Officer.

A. Neil Pappalardo, founder of the Company, is the Chairman and Chief Executive Officer, and has been a Director since 1969. He is also a Director of Palomar Medical Technologies, Inc.

Lawrence A. Polimeno has been the Vice Chairman since 2002, was President and Chief Operating Officer prior to that, has been a Director since 1985, and has been with the Company since 1969.

Roland L. Driscoll, retired Chief Financial Officer of the Company, has been a Director since 1985.

Edward B. Roberts, co-founder of the Company, is a Sloan School Professor at the Massachusetts Institute of Technology, and has been a Director since 1969. He is also a Director of Advanced Magnetics Inc., Pegasystems Inc. and Sohu.com Inc.

Morton E. Ruderman, co-founder of the Company, is Chief Executive Officer of CRES Development, a real estate developer, and has been a Director since 1969.

L. P. Dan Valente is Chairman of Palomar Medical Technologies, Inc., and has been a Director since 1972. He is also a Director of MKS Instruments and SurgiLight Inc.

Howard Messing has been President and Chief Operating Officer since 2002, was the Executive Vice President prior to that, and has been with the Company since 1974.

Barbara A. Manzolillo has been the Treasurer, Chief Financial Officer and Clerk since 1996, was the Treasurer prior to that, and has been with the Company since 1975.

Edward G. Pisinski has been a Senior Vice President since 1997, was a Vice President prior to that, and has been with the Company since 1973.

Christopher Anschuetz has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1975.

Robert S. Gale has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1976.

Steven B. Koretz has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1982.

Stuart N. Lefthes has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1983.

Joanne Wood has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1983.

The address of all Officers and Directors is in care of the Company, MEDITECH Circle, Westwood, MA 02090.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors oversees the Company's business affairs and monitors the performance of management, but is not involved in the day-to-day operations. The Directors meet regularly with the CEO, the COO, the CFO, other officers and our independent auditors; read reports and other materials; and participate in Board and committee meetings. The Board currently consists of six (6) members. The Board held 4 meetings during the fiscal year ended December 31, 2002 and each of the Directors attended all meetings of the Board of Directors.

The Board of Directors has an Audit Committee, an Executive Compensation Committee and a Charitable Contribution Committee. During 2002 each committee member attended all committee meetings. The following is a description of the committees.

The Audit Committee consists of Roland L. Driscoll and L. P. Dan Valente. Both members are CPA's and are "independent" as defined by the rules which govern the NYSE and NASDAQ. This committee meets at least six times a year to review accounting practices and advise the Company's CFO. In addition, the committee meets and consults with the Company's outside auditors with respect to the Company's business operations, industry, financial performance, business and financial risks, processes and controls, key policies, legal and regulatory requirements, code of ethical conduct and new or unusual transactions. The Committee does not have a written charter. The Committee submits its annual report to the Board of Directors each April.

The Executive Compensation Committee consists of Morton E. Ruderman and Edward B. Roberts. This committee meets twice a year to set the Chairman and Chief Executive Officer's annual salary, the growth criteria and amount for his individual bonus, and a ceiling on his participation in the company's annual stock purchase program.

The Charitable Contribution Committee consists of Morton E. Ruderman, A. Neil Pappalardo and Howard Messing. This committee meets at least six times a year to review the criteria for the year's charitable contribution program, meet and evaluate each organization under consideration and determine the amount to be contributed to each organization for the year.

ITEM 11 - Executive Compensation

The following table sets forth the compensation received by the Company's Chief Executive Officer and the four most highly compensated other Officers for the three fiscal years ended December 31, 2000, 2001 and 2002.

Name and Position	Year	Salary	Bonus	Deferred
A. Neil Pappalardo	2002	$360,000	$724,251	0
Chairman and Chief	2001	360,000	721,736	0
Executive Officer	2000	360,000	722,475	0
Lawrence A. Polimeno	2002	$240,000	$624,251	$4,847
Vice Chairman	2001	240,000	621,736	4,615
	2000	240,000	622,475	5,017
Howard Messing	2002	$240,000	$474,251	$4,847
President and Chief	2001	216,000	371,736	4,615
Operating Officer	2000	216,000	372,475	5,017
Edward G. Pisinski	2002	$204,000	$324,251	$4,847
Senior Vice President	2001	192,000	271,736	4,615
Sales and Marketing	2000	192,000	272,475	5,017
Barbara A. Manzolillo	2002	$204,000	$274,251	$4,847
Treasurer and Chief	2001	180,000	221,736	4,615
Financial Officer	2000	180,000	222,475	5,017

Profit Sharing Plan: The Company maintains a qualified defined contribution plan for all employees known as the Medical Information Technology, Inc. Profit Sharing Plan. All employees of the Company who have completed one year of service participate in the Plan. The Board of Directors sets the annual contribution which is allocated in proportion to total compensation (capped at $100,000) of all eligible members for the Plan year. No allocation is allowable under this Plan to owners of 10% or more of the Company's common stock. Contributions by members are not permitted. Benefits under the Plan are considered deferred compensation and become fully vested after five years of continuous service with the Company. Members who have at least 20 years of service or who have incurred financial hardship may make in service withdrawals. Lump sum cash payment is made upon retirement, death, disability or termination of employment.

Compensation of Directors: The members of the Board of Directors who are not Officers of the Company currently receive a fee of $7,000 for each quarterly meeting attended, with such fee being deemed to also cover any incidental expenses and conference or committee time expended by such directors on behalf of the Company during the year.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

January 27, 2003

To the Board of Directors of Medical Information Technology, Inc.:

There are no employment agreements in effect for any officer of the Company. In 2002 the Board of Directors set the total amount to be allocated in the General Bonus Program instituted for the recognition of services rendered by all officers and employees. Also in 2002, the Board of Directors set the total amount to be allocated in the Officer Bonus Program instituted for the recognition of services rendered exclusively by the officers. Finally in 2002, the Executive Compensation Committee set Mr. Pappalardo's annual salary, the growth criteria and amount for his individual bonus, and a ceiling on his participation in the company's annual stock purchase program.

Morton E. Ruderman and Edward B. Roberts

ITEM 12 - Security Ownership of Certain Beneficial Owners and Management

The following table provides information as of February 28, 2003 with respect to the shares of common stock beneficially owned by each person known by the Company to own more than 5% of the Company's outstanding common stock, each Director of the Company, each Executive Officer named in the Compensation Table and by all Directors and Officers of the Company as a group. The number of shares beneficially owned is determined according to rules of the Securities and Exchange Commission. Under such rules, a person's beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power.

Shareholder, Director or Officer	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock
A. Neil Pappalardo*	8,900,000	26.07%
Morton E. Ruderman	4,473,447	13.10%
MEDITECH Profit Sharing Trust	3,800,697	11.13%
Curtis W. Marble	3,500,000	10.25%
Grossman Group**	2,061,144	6.04%
Edward B. Roberts	1,162,154	3.40%
Lawrence A. Polimeno	993,436	2.91%
Roland L. Driscoll	528,000	1.55%
Edward G. Pisinski	297,000	0.87%
Howard Messing	285,000	0.83%
Barbara A. Manzolillo	200,000	0.59%
L. P. Dan Valente	85,000	0.25%
14 Directors and Officers as a Group	17,255,687	50.54%

*Mr. Pappalardo is the sole Trustee of the MEDITECH Profit Sharing Trust and therefore is entitled to vote its 3,800,697 shares of Company stock as well as his own 8,900,000 shares of Company stock. Likewise the number of shares indicated for the 14 Directors and Officers as a Group does not include the shares of the MEDITECH Profit Sharing Trust.

**Based on a Schedule 13D filed by Jerome Grossman and other individuals on February 27, 2002.

ITEM 13 - Certain Relationships and Related Transactions

A. Neil Pappalardo, Chairman, Chief Executive Officer and Director of the Company, purchased for cash 50,000 shares of Company stock from the Company at $19 per share in February 2002 and 50,000 shares of Company stock at $22 per share in February 2003.

Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk of the Company, purchased for cash 6,000 shares of Company stock from the Company at $19 per share in February 2002 and 4,000 shares of Company stock at $22 per share in February 2003.

On December 31, 2002, the Company contributed 80,000 shares of Company stock to the MEDITECH Profit Sharing Trust.

Philip Polimeno, a son of a Director, is employed as a senior manager of the Company and received W-2 compensation of $78,198 in 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To the Company's knowledge, based solely on a review of the reports given to the Company, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater-than-10% shareholders were satisfied in 2002.

ITEM 14 - Disclosure Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures as of February 28, 2003 the Chief Executive Officer and Chief Financial Officer have concluded such controls and procedures are effective.

There were no significant changes in the Company's internal controls or in other factors which could significantly affect such controls subsequent to the date of their evaluation.

ITEM 15 - Exhibits, Financial Statement Schedules, and Reports on Form 8-K

The audited Financial Statements are appended to this document as Exhibit 99.

A Form 8-K indicating a change in auditors was filed on October 28, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

February 28, 2003
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2003.

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc. (the Company) for the period ended December 31, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others within the registrant, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 28, 2003
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify this annual report on Form 10-K of Medical Information Technology, Inc. for the period ended December 31, 2002, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 28, 2003
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc. (the Company) for the period ended December 31, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others within the registrant, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 28, 2003
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify this annual report on Form 10-K of Medical Information Technology, Inc. for the period ended December 31, 2002, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 28, 2003
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 2001 and 2002
Together with Auditors' Report

Index | Page

MEDICAL INFORMATION TECHNOLOGY, INC.

Reports of Independent Public Accountants

The following is a copy of the report previously issued by Arthur Anderson LLP for the years ended December 31, 2000 and 2001. Arthur Anderson LLP has not reissued this report.

To the Shareholders and Board of Directors of
Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2000 and 2001, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 30, 2002

MEDICAL INFORMATION TECHNOLOGY, INC.

Reports of Independent Public Accountants

The following is the report issued by Ernst & Young LLP for the year ended December 31, 2002.

To the Shareholders and Board of Directors of
Medical Information Technology, Inc.:

We have audited the accompanying balance sheet of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2002, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Medical Information Technology, Inc. for the years ended December 31, 2000 and 2001 were audited by other auditors who have ceased operations and whose report, dated January 30, 2002, expressed an unqualified opinion of those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
February 4, 2003

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets

	December 31, 2001	December 31, 2002
Assets		
Current Assets:		
Cash and cash equivalents (Note 1)	$ 18,161,230	$ 16,906,849
Marketable securities (Note 2)	129,026,520	154,338,807
Accounts receivable, less reserves of $590,000 in 2001 and $700,000 in 2002	29,647,932	28,380,523
Total current assets	176,835,682	199,626,179
Property, Plant and Equipment, at cost (Note 1):		
Computer equipment	9,606,254	9,929,056
Furniture and fixtures	31,909,966	32,820,124
Buildings	139,669,962	139,669,962
Land	26,603,703	26,603,703
	207,789,885	209,022,845
Accumulated depreciation	(57,356,672)	(63,030,113)
	150,433,213	145,992,732
Investments (Note 1)	4,014,764	9,190,389
	$331,283,659	$354,809,300
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 113,824	$ 89,782
Accrued taxes	2,487,277	2,147,809
Accrued expenses (Note 4)	18,092,111	21,826,604
Customer deposits	10,364,135	9,949,218
Total current liabilities	31,057,347	34,013,413
Deferred Income Taxes (Note 8)	4,700,000	2,800,000
Shareholders' Equity:		
Common stock $1.00 par value Authorized 35,000,000 shares Issued and outstanding 33,575,556 shares in 2001 and 33,877,439 shares in 2002	33,575,556	33,877,439
Additional paid-in capital	3,482,822	9,156,716
Unrealized gain on marketable securities	2,139,892	651,828
Retained earnings	256,328,042	274,309,904
Total shareholders' equity	295,526,312	317,995,887
	$331,283,659	$354,809,300

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income

	For the Years Ended December 31, 2000	2001	2002
Operating Revenue:			
Software products	$125,205,811	$123,698,228	$146,827,089
Software services	91,667,039	100,132,616	109,369,734
Total operating revenue	216,872,850	223,830,844	256,196,823
Costs and Expenses:			
Operating and product development	95,279,529	96,558,320	108,454,991
Selling, general and administrative	42,400,262	45,707,764	52,834,845
Total costs and expenses	137,679,791	142,296,084	161,289,836
Income from operations	79,193,059	81,564,760	94,906,987
Other Income (Note 7)	17,825,861	17,840,206	14,133,775
Other Expense (Note 7)	6,362,625	6,648,369	6,544,805
Income before provision for income taxes	90,656,295	92,756,597	102,495,957
Provision for Income Taxes (Note 8):			
State	7,948,750	7,757,140	8,651,161
Federal	27,561,337	28,158,263	29,973,857
Net income	$ 55,146,208	$ 56,841,194	$ 63,870,939
Basic and Diluted Net Income per Share	$ 1.66	$ 1.70	$ 1.89
Shares Used in Computing Basic and Diluted Net Income per Share	33,131,706	33,459,652	33,760,459

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholders' Equity

	Common Stock Number of Shares	Common Stock Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance, December 31, 1999 (number of shares restated for 2-for-1 stock split of May 8, 2001)	32,914,572	$25,932,210	$224,212,838	$246,694,876
Sale of 260,560 shares of common stock	260,560	4,168,960	-	4,168,960
Issuance of 80,000 shares of common stock to qualified profit sharing plan	80,000	1,360,000	-	1,360,000
Net income	-	-	55,146,208	55,146,208
Unrealized gain, net of tax, on marketable securities	-	-	-	4,815,427
Dividends	-	-	(38,407,590)	(38,407,590)
Balance, December 31, 2000	33,255,132	$31,461,170	$240,951,456	$273,777,881
Sale of 245,424 shares of common stock	245,424	4,172,208	-	4,172,208
Issuance of 75,000 shares of common stock to qualified profit sharing plan	75,000	1,425,000	-	1,425,000
Net income	-	-	56,841,194	56,841,194
Unrealized gain, net of tax, on marketable securities	-	-	-	774,637
Dividends	-	-	(41,464,608)	(41,464,608)
Balance, December 31, 2001	33,575,556	$37,058,378	$256,328,042	$295,526,312
Sale of 221,883 shares of common stock	221,883	4,215,777	-	4,215,777
Issuance of 80,000 shares of common stock to qualified profit sharing plan	80,000	1,760,000	-	1,760,000
Net income	-	-	63,870,939	63,870,939
Unrealized loss, net of tax, on marketable securities	-	-	-	(1,488,064)
Dividends	-	-	(45,889,077)	(45,889,077)
Balance, December 31, 2002	33,877,439	$43,034,155	$274,309,904	$317,995,887

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows

	For the Years Ended December 31, 2000	2001	2002
Cash Flows from Operating Activities:			
Net income	$55,146,208	$56,841,194	$63,870,939
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	7,987,117	8,257,117	8,633,862
Deferred income taxes	100,000	1,200,000	(1,900,000)
Cumulative tax liability adjustment on unrealized securities gains	-	-	(434,552)
Write-down of marketable securities	-	-	5,812,355
Net (gain) loss on sale of securities	(22,447)	(90,211)	699
Stock contributions to qualified profit sharing plan	1,360,000	1,425,000	1,760,000
Allowance for doubtful accounts	120,000	120,000	110,000
Changes in assets and liabilities			
Accounts receivable	4,009,421	(3,741,614)	1,157,408
Accounts payable	74,124	(361,062)	(24,041)
Accrued expenses	(1,540,540)	892,411	3,395,024
Customer deposits	(7,900,979)	1,710,548	(414,917)
Net cash provided by operating activities	59,332,904	66,253,383	81,966,777
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	(4,431,218)	(5,908,103)	(4,193,382)
Purchases of marketable securities	(26,518,699)	(28,763,722)	(42,008,650)
Sales of marketable securities	7,667,472	9,375,023	9,829,799
Purchase of investments	(991,875)	(1,490,104)	(5,175,625)
Decrease in investments resulting from distributions	73,796	37,844	-
Net cash used in investing activities	(24,200,524)	(26,749,062)	(41,547,858)
Cash Flows from Financing Activities:			
Sale of common stock	4,168,960	4,172,208	4,215,777
Dividends paid	(38,407,590)	(41,464,608)	(45,889,077)
Net cash used in financing activities	(34,238,630)	(37,292,400)	(41,673,300)
Net Increase in Cash and Cash Equivalents	893,750	2,211,921	(1,254,381)
Cash and Cash Equivalents, beginning of year	15,055,559	15,949,309	18,161,230
Cash and Cash Equivalents, end of year	$15,949,309	$18,161,230	$16,906,849
Supplemental Disclosure:			
Cash paid for Income taxes	$36,039,650	$35,470,141	$41,832,173
Cash paid for Interest	$ 0	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2002

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products consists of health care providers primarily located in the United States and Canada.

The accompanying financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into perpetual software license contracts which provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company classifies product and related implementation fees together as software products in the statement of income and recognizes these fees as revenue upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Software services represent post-implementation support services, which are recognized as the related services are rendered.

The Company follows the provisions of Emerging Issues Task Force's No. 01-14 (EITF 01-14), which requires reimbursements received for out-of-pocket expenses to be characterized as revenue with offsetting operating expenses in the income statement. Comparative financial statements for prior periods are reclassified for all periods presented.

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, development costs incurred by the Company after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

(c) Depreciation

The Company provides for depreciation on its property, plant and equipment in amounts estimated to allocate the costs thereof under various depreciation methods over the following estimated useful lives:

Description	Useful Life
Computer equipment	3-5 years
Furniture and fixtures	7-10 years
Buildings	31.5-40 years

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2002

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. The Company's marketable securities are carried at fair value (see Note 2). The Company's long-term investments are carried at cost, less a valuation reserve, which approximates fair value based on management's assessment.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2001 and 2002 there were no individual customers who accounted for greater than 10% of the outstanding accounts receivable.

(f) Variable Interest Entities

The Company accounts for its equity investments in Patient Care Technologies Inc., LSS Data Systems Inc. and Meditech South Africa in accordance with the cost method. All three companies license our software technology and relicense it to their respective customers. Each serves a market niche which is part of the overall medical market but is outside of the hospital market which we serve. The Company's maximum exposure related to these investments is $9,190,389, the carrying cost as of December 31, 2002.

(g) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

(h) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company's comprehensive income for the years ended December 31, 2000, 2001 and 2002 was $59,961,635, $57,615,831 and $62,382,875, respectively. The only difference between the Company's reported net income and the Company's comprehensive income in each of these years was the unrealized holding gain (loss) on marketable securities.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2002

(i) Segment, Geographic and Enterprise-Wide Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 2000, 2001 and 2002, the Company derived its operating revenue from the following countries, based on location of customer (as a percentage of total operating revenue):

	2000	2001	2002
United States	87%	86%	89%
Canada	10	12	10
Other	3	2	1
	100%	100%	100%

During the years ended December 31, 2000, 2001 and 2002, one customer accounted for approximately 12%, 11% and 10% of operating revenue, respectively.

(j) Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period's presentation.

(2) MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equity securities and have been classified as available-for-sale. Accordingly, they are recorded in the financial statements at fair market value and any unrealized gains (losses) are reported as a component of shareholders' equity. The fair market value of these securities was determined based on quoted market prices. At December 31, 2001 and 2002, the cost basis, unrealized gains, unrealized losses and fair market value are as follows:

	2001	2002
Cost Basis	$126,886,628	$153,252,427
Unrealized Gains	4,716,712	6,200,767
Unrealized Losses	(2,576,820)	(5,114,387)
Fair Market Value	$129,026,520	$154,338,807

During the year ended December 31, 2001, the Company sold certain available-for-sale securities resulting in a realized gain of $72,990. During the year ended December 31, 2002, the Company sold certain available-for-sale securities resulting in a realized loss of $699.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2002

SFAS No. 115 requires that for each individual security classified as available-for-sale, a company shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged as such, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. During the year ended December 31, 2002, the Company determined that the decline in value for certain securities was other than temporary. Accordingly, the Company recorded an unrealized loss of $5,812,355 related to these securities in the accompanying statements of income.

(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Balance, beginning of year	$350,000	$470,000	$590,000
Amounts charged to expense	131,760	120,700	110,000
Amounts written off	(11,760)	(700)	-
Balance, end of year	$470,000	$590,000	$700,000

(4) ACCRUED EXPENSES
Accrued expenses consist of the following at December 31, 2001 and 2002:

	2001	2002
Accrued bonuses	$14,900,000	$18,500,000
Accrued vacation	1,950,000	2,100,000
Other accrued	1,242,111	1,226,604
	$18,092,111	$21,826,604

(5) COMMON STOCK

Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 2000, 2001, and 2002, the annual dividend rate per share was $1.16, $1.24 and $1.36, respectively, paid quarterly on shares then outstanding.

(6) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for postemployment or postretirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Cash	$2,140,000	$2,075,000	$2,340,000
Company common stock			
80,000 shares at $17/share	1,360,000	-	-
75,000 shares at $19/share	-	1,425,000	-
80,000 shares at $22/share	-	-	1,760,000
	$3,500,000	$3,500,000	$4,100,000

(7) OTHER INCOME AND EXPENSE

Other Income consists of rental, dividend, interest and miscellaneous income.

	2000	2001	2002
Rental income	$10,532,077	$ 9,925,825	$10,601,442
Dividend income	6,269,976	7,072,726	8,697,302
Interest income	1,001,361	751,444	648,085
Miscellaneous income	22,447	90,211	(5,713,054)
Other Income	$17,825,861	$17,840,206	$14,133,775

Substantially all of the costs classified as Other Expense represent occupancy and related costs associated with rented facilities.

(8) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

	2001	2002
Tax reserves	$6,178,478	$6,688,833
Deferred revenue	(462,478)	(878,163)
Other reserves and expenses	(1,016,000)	(3,010,670)
Total net deferred tax liability	$4,700,000	$2,800,000

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2002

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

	2000	2001	2002
State			
Current	$ 7,585,934	$ 7,457,140	$ 9,126,161
Deferred	362,816	300,000	(475,000)
	$ 7,948,750	$ 7,757,140	$ 8,651,161
Federal			
Current	$26,472,872	$27,258,263	$31,398,857
Deferred	1,088,465	900,000	(1,425,000)
	$27,561,337	$28,158,263	$29,973,857

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

	2000	2001	2002
Statutory tax rate	35.0%	35.0%	35.0%
Increase in taxes resulting from state income taxes, net of federal income tax benefit	6.1	5.4	5.5
Dividend income exclusion	(1.7)	(1.9)	(2.1)
Other	(0.3)	0.2	(0.7)
	39.1%	38.7%	37.7%